Exhibit 99.1

Alpha Tau Treats First Patient with Advanced Inoperable Pancreatic Cancer at Israel’s Hadassah Medical Center

JERUSALEM, Sept. 14, 2023 -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, announced today that a patient with advanced inoperable pancreatic cancer has been treated in a clinical trial at Hadassah Medical Center in Jerusalem, Israel. The trial is designed for a broad range of solid tumor patients who do not qualify for participation in other existing trials or who do not have other treatment options according to the treating physician.

“We are dedicated to improving the lives and giving hope to cancer patients and their families, and we believe that Alpha DaRT has the potential to transform the treatment landscape for malignant tumors worldwide,” said Alpha Tau CEO Uzi Sofer. “Treating this patient with advanced inoperable pancreatic cancer, who may not have had other life-saving options at this stage, is very encouraging as we continue to execute on our unwavering mission to reach those patients with high unmet need. We are pursuing our objective of establishing Alpha DaRT as a treatment option for this terrible illness with our ongoing studies of pancreatic cancer in Israel and Montreal.”

“The Department of Gastroenterology of Hadassah University Medical Center, in conjunction with all our multidisciplinary partners, was privileged to utilize the groundbreaking Israeli technology of endoscopic ultrasound-guided implantable alpha radiation to treat a patient with pancreatic cancer,” noted Dr. Harold Jacob, Head of the Advanced Endoscopic Unit, Hadassah Medical Center, who, together with Dr. Ari Benson and Dr. Julia Epstein, treated the patient. “The procedure was smooth, straightforward, and incredibly quick, thanks to the support of the Alpha Tau team. The Alpha DaRT treatment holds promise and gives hope for pancreatic cancer patients and their families.”

“Pancreatic cancer is particularly devastating, with an estimated 5-year survival rate of less than 5%,” commented Alpha Tau CMO Dr. Robert Den. “Alpha DaRT might offer hope to patients who otherwise may not have available efficacious treatments. I am heartened that we have been able to treat our first pancreatic cancer patient in Israel, and I look forward to gaining further insight into the safety and efficacy profile of Alpha DaRT from our ongoing studies.”

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors  discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2023, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact

IR@alphatau.com